UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Click Commerce, Inc.
(Name of Subject Company)
Click Commerce, Inc.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

18681D 20 8
(CUSIP Number of Class of Securities)

John M. Tuhey
Vice President, General Counsel and Secretary
Click Commerce, Inc.
233 North Michigan Avenue, 22nd Floor
Chicago, Illinois 60601
(312) 482-9006

With a Copy to:
Mark A. Harris
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

		Page

ITEM 1.	SUBJECT COMPANY INFORMATION	1
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON	1
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	2
ITEM 4.	THE SOLICITATION OR RECOMMENDATION	6
ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED	17
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY	17
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	18
ITEM 8.	ADDITIONAL INFORMATION	18
ITEM 9.	EXHIBITS	20
Chairman and Chief Executive Officer's Letter to Stockholders of Click Commerce
Tender Agreement
Employment Arrangement with David B. Arney
Employment Arrangement with Steven J. Cole
Employment Arrangement with John M. Tuhey
Confidentiality Agreement

i

Item 1.	Subject Company Information.

The name of the subject company is Click Commerce, Inc., a Delaware corporation (“Click Commerce” or the “Company”). The address of the principal executive offices of the Company is 233 North Michigan Avenue, 22nd Floor, Chicago, Illinois 60601. The telephone number of the Company at its principal executive offices is (312) 482-9006.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is common stock, par value $0.001 per share, of Click Commerce (the “Common Shares”). As of September 13, 2006, 12,235,036 Common Shares were issued and outstanding (excluding 630,211 Common Shares held in the Company’s treasury).

Item 2.	Identity and Background of Filing Person.

This Statement is being filed by the subject company, Click Commerce, Inc. The name, business address and business telephone number of the Company are set forth in Item 1 above.

This Statement relates to the offer by ITW Leap Corp., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Illinois Tool Works Inc., a Delaware corporation (“ITW”), to purchase all of the issued and outstanding Common Shares at a price of $22.75 per share (such price per share, or the highest price paid in the offer, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated September 18, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by ITW and the Purchaser with the Securities and Exchange Commission on September 18, 2006. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement and are incorporated into this Statement by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 5, 2006, among ITW, the Purchaser and Click Commerce (the “Merger Agreement”). The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Common Shares which would represent, together with all Common Shares beneficially owned by ITW or the Purchaser, at least a majority in voting power of the then outstanding voting securities of Click Commerce on a fully diluted basis. For purposes of the Offer, “on a fully diluted basis” means all outstanding securities entitled generally to vote in the election of the directors of the Company, after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities.

The Merger Agreement provides, among other things that, after the successful consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), which will be wholly owned by ITW. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Common Share outstanding immediately prior to the Effective Time (other than Common Shares that are held by the Company as treasury stock or owned by the Company, any of the Company’s subsidiaries, ITW, the Purchaser or any other subsidiary of ITW, and other than Common Shares that are held by stockholders, if any, who properly exercise their appraisal rights under Delaware law), will be converted into the right to receive the Offer Price, in cash, without interest thereon. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated into this Statement by reference.

The principal offices of ITW and the Purchaser are located at 3600 West Lake Avenue, Glenview, Illinois 60026.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain Arrangements Between the Company and Its Executive Officers, Directors and Affiliates

In considering the recommendation of the board of directors of Click Commerce (the “Board”) set forth in Item 4 below, and the fairness of the consideration to be received by Click Commerce’s stockholders in the Offer and the Merger, Click Commerce’s stockholders should be aware that certain members of Click Commerce’s management and certain members of the Board have interests in the Offer and the Merger which are described or incorporated by reference herein and which may present them with certain potential conflicts of interest. The Board was aware of these potential conflicts of interest and considered them along with the other factors described in Item 4 below.

Effects of the Offer and the Merger under Existing Employment Agreements and Arrangements

The Company is a party to an employment agreement with Michael W. Ferro, Jr. In the event Mr. Ferro’s employment is terminated for any reason other than death, disability or cause (as defined in the employment agreement), or Mr. Ferro resigns from the Company’s employ for good reason (as defined in the employment agreement), Mr. Ferro is entitled to (i) twenty-four months of severance payments each equal to one-twelfth of the sum of his annual salary and maximum annual bonus in effect for the year of termination and (ii) twenty-four months of coverage under the Company’s standard employee benefit policies, programs and plans that are provided generally to other senior executive officers, including (without limitation) health, dental, disability, deferred compensation, pension and profit-sharing policies, programs and plans (the “employee benefits”); provided, however, that if Mr. Ferro’s employment is terminated without cause, the foregoing payments and benefits shall terminate if Mr. Ferro materially violates certain restrictive covenants described as follows. Mr. Ferro has agreed that for a period of two years following the cessation of his employment, he will not compete with the Company or solicit employees or customers from the Company, and for a period of five years following the cessation of his employment, he will not divulge confidential information about the Company. In addition, the employment agreement with Mr. Ferro provides for separate severance benefits in certain circumstances following a change in control. For purposes of the employment agreement, a change in control will occur at the completion of the Offer. Simultaneous with the closing of a change in control of the Company, the Company shall pay to Mr. Ferro a lump sum payment equal to the sum of (i) the maximum annual bonus for the calendar year of termination, (ii) two times the sum of the annual salary and maximum annual bonus for the year of termination, and (iii) the aggregate cumulative value of the employee benefits pursuant to the terms and conditions of the applicable policies, programs and plans and certain additional benefits (including club memberships, automobile insurance, additional life and disability insurance, stock options, legal, accounting and tax preparation benefits and office and administrative support) that the Company would have provided to Mr. Ferro for the following twenty-four months. Upon Mr. Ferro’s receipt of the lump sum required by the preceding sentence, Mr. Ferro shall thereafter be entitled only to the payment of any accrued but unpaid annual salary and vacation pay through the effective date of termination, any accrued but unpaid annual incentive bonus relating to the calendar year prior to the year of termination, and the employee benefits and additional benefits payable to Mr. Ferro pursuant to the employment agreement, accrued up to and including the date on which his employment is so terminated. The employment agreement also provides for a “gross-up payment” to be made to Mr. Ferro in an amount to cover any “golden parachute” excise tax imposed on him under Section 4999 of the Internal Revenue Code and any federal, state and local income tax and excise tax imposed on him as a result of his receipt of the gross-up payment.

David B. Arney, the Company’s Chief Financial Officer, is entitled to receive 12 months of salary and health benefits for one year following an involuntary termination without cause pursuant to an employment arrangement with the Company.

Nancy Koenig, the Company’s Executive Vice President, Operations, is party to an employment arrangement with the Company. She is entitled to receive a severance benefit of 12 months of salary and health benefits for one year following an involuntary termination without cause.

Steven J. Cole, the Company’s Senior Vice President, Strategy and Product Development, is entitled to receive six months of salary and health benefits for six months following an involuntary termination without cause pursuant to an employment arrangement with the Company.

John Tuhey, the Company’s General Counsel and Secretary, is entitled to receive up to three months of his salary following an involuntary termination without cause pursuant to an employment arrangement with the Company.

The employment agreement of Mr. Ferro is filed as Exhibit (e)(3) to this Statement and is incorporated into this Statement by reference. The employment arrangements of Mr. Arney, Ms. Koenig, Mr. Cole and Mr. Tuhey are filed as Exhibits (e)(4), (e)(5), (e)(6) and (e)(7), respectively, to this Statement and are incorporated into this Statement by reference.

Effects of the Offer and the Merger under Click Commerce Stock Plans

The Merger Agreement provides that each option to purchase Common Shares (“Option”) outstanding immediately prior to the Effective Time under the Click Commerce, Inc. Stock Option and Stock Award Plan (the “Option Plan”) and the Amended and Restated Click Commerce, Inc. Directors’ Stock Option and Stock Award Plan (the “Directors’ Option Plan”), whether or not then vested, shall be canceled at and as of the Effective Time in exchange for a cash payment by the Company (subject to any required withholding of taxes and without interest) of an amount equal to the excess, if any, of the price per Common Share to be paid pursuant to the Offer over the exercise price per Common Share subject to such Option, multiplied by the number of Common Shares that otherwise would have been issued upon exercise of such Option. Prior to the Effective Time, each of the Option Plan and the Directors’ Option Plan will be amended by the Compensation Committee of the Board, which administers such Plan, to provide for the cancellation of Options issued thereunder in exchange for the cash payment described above in accordance with the terms of the Merger Agreement.

Under the Directors’ Option Plan, directors are permitted to elect to receive Common Shares in lieu of cash payment of their director fees and may further elect to defer ownership of such Common Shares until a specified date. If no such date is selected, the deferred Common Shares are issued upon termination of the director’s services as a director of the Company. With respect to each director who has elected to defer receipt of Common Shares, in connection with the Offer and the Merger, the right of such director to be issued Common Shares in accordance with his deferral election shall be canceled at and as of the Effective Time in exchange for a cash payment by the Company (subject to any required withholding of taxes and without interest) of an amount equal to the price per Common Share to be paid pursuant to the Offer, multiplied by the number of Common Shares that otherwise would have been issued to the director in accordance with the director’s deferral election. Prior to the Effective Time, the Directors’ Option Plan will be amended by the Compensation Committee of the Board, which administers such Plan, to provide for the cancellation of rights to receive deferred Common Shares thereunder in exchange for the cash payment described above in accordance with the terms of the Merger Agreement.

As described under Item 6 below, pursuant to Board resolutions unanimously adopted on May 18, 2006, the Board approved the issuance of 2,048 restricted Common Shares under the Directors’ Option Plan to each of the Company’s non-employee directors in lieu of $40,000 of cash compensation otherwise payable to such directors on August 30, 2006. The number of Common Shares awarded to each such director was to be determined by dividing $40,000 by the average of the high and low market prices of the Common Shares on the third trading day after its 2006 Annual Meeting of Stockholders, which was held on May 18, 2006. The average of the high and low market prices on May 23, 2006 was $19.53 per share. On August 30, 2006, the Board approved the form of restricted stock award agreement, and the Company issued 2,048 shares of restricted stock to each of the Company’s non-employee directors. Each non-employee director executed a Restricted Stock Award Agreement with respect to his or her award on August 30, 2006. One-third of each award will vest annually beginning on August 30, 2007, although all such shares shall vest upon consummation of the Merger. In connection with the Offer and Merger, each non-employee director’s Common Shares shall be canceled at and as of the Effective Time in exchange for a cash payment by the Company (subject to any required withholding of taxes and without interest) of an amount equal to the price per Common Share to be paid pursuant to the Offer, multiplied by the number of Common Shares granted to such director pursuant to the foregoing award.

The Merger Agreement further provides that the Company shall terminate the Option Plan and the Directors’ Option Plan as of the Effective Time.

The aggregate value of vested Options (based on the difference between the Offer Price of $22.75 and the per share exercise price of such Options) held by Click Commerce’s directors and executive officers, as of September 13, 2006, is $9,713,178.41. The aggregate value of unvested Options (based on the difference between $22.75 and the per share exercise price of such Options) held by Click Commerce’s directors and executive officers, as of September 13, 2006, is $1,024,750.00.

Effects of the Offer and the Merger under Click Commerce Employee Stock Purchase Plan

The Merger Agreement provides that the Company shall terminate the Click Commerce, Inc. Employee Stock Purchase Plan (the “ESPP”) as of the Effective Time. No Common Shares have been issued, there are no participant contributions held for Common Share purchases and there is no obligation to issue Common Shares to any participant under the ESPP.

Employee Benefits

The Merger Agreement provides that none of ITW, the Surviving Corporation or any of the Surviving Corporation’s subsidiaries shall have any obligation to continue any Click Commerce employee benefit plan (each, a “Company benefit plan”) as of or subsequent to the Effective Time, and each of ITW and the Surviving Corporation shall have the right to amend, modify, or terminate any Company benefit plan at or subsequent to such time. At the Effective Time, employees of the Company will be covered by substitute benefit plans (with benefits substantially comparable on an aggregate basis to those provided under the Company benefit plan) maintained by ITW, the Surviving Corporation or any of the Surviving Corporation’s subsidiaries on and after the Effective Time. ITW, the Surviving Corporation and any of the Surviving Corporation’s subsidiaries shall credit any employee for periods of service with the Company or any of the Company’s subsidiaries for purposes of determining eligibility, vesting or benefit accruals under any benefit plan. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated into this Statement by reference.

Indemnification of Executive Officers and Directors

The Restated Certificate of Incorporation of Click Commerce (the “Charter”) contains customary indemnification rights for its officers and directors and provides that, to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”), no director of Click Commerce will be personally liable to Click Commerce or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Click Commerce or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Amended and Restated Bylaws of Click Commerce (the “Bylaws”) provide that Click Commerce will, to the fullest extent permitted under the DGCL, indemnify its officers and directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of Click Commerce. The Bylaws further provide that Click Commerce may, at the discretion of the Board, indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise. The Charter and Bylaws are filed as Exhibits (e)(10), (e)(11) and (e)(12) to this Statement, respectively, and are incorporated into this Statement by reference. Click Commerce maintains an insurance policy covering its officers and directors against any claims made against them for wrongful acts that they may otherwise be required to pay or for which Click Commerce is required to indemnify them, subject to certain exclusions.

In addition, as permitted under the Charter and Bylaws, Click Commerce has entered into indemnification agreements with each of its directors and certain of its executive officers. The form of the indemnification agreement is filed as Exhibit (e)(13) to this Statement and is incorporated into this Statement by reference.

The Merger Agreement provides that, to the fullest extent permitted by applicable law, ITW will cause the Surviving Corporation to honor all of the Company’s obligations to indemnify the current and former directors, officers or employees of the Company and the Company’s subsidiaries for acts or omissions by such persons occurring prior to the Effective Time in the manner and to the extent that such obligations of the Company existed on the date of the Merger Agreement, and such obligations will survive until the expiration of all applicable statutes of limitations with respect to any claims against such persons. In addition, subject to certain limitations, for a period of six years after the Effective Time, ITW will cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company’s subsidiaries with respect to claims arising from or related to facts or events which occurred at or before the Effective Time. ITW further agreed under the Merger Agreement, from and after the Effective Time and to the fullest extent permitted by applicable law, to cause the Surviving Corporation to indemnify the present and former officers, directors and employees of the Company and the Company’s subsidiaries and any employee of the Company or any of the Company’s subsidiaries who acts or has acted as a fiduciary under any Company Plan against all losses and claims, as incurred to the extent relating to any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Effective Time in connection with such person’s duties as an officer, director or employee of the Company or any subsidiary of the Company. ITW agreed to unconditionally and irrevocably guarantee the due and punctual payment and satisfaction of any and all indemnification obligations of the Surviving Corporation under the Merger Agreement.

Transactions with ITW

The Company entered into a Confidentiality Agreement, dated July 25, 2006 with ITW (the “Confidentiality Agreement”). The Confidentiality Agreement has a three year term and provides that the Company will make available to ITW certain information concerning its business operations, employees, financial performance and technical information (the “Confidential Information”) solely for purposes of evaluating an acquisition or business arrangement with the Company. ITW has agreed to keep the Confidential Information confidential, except for disclosure to its representatives who need such information in order to evaluate the potential transaction. The summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(14) to this Statement and is incorporated into this Statement by reference.

Tender Agreement

A summary of the material terms of the Tender Agreement, dated as of September 5, 2006, between ITW and Michael W. Ferro, Jr., Chairman and Chief Executive Officer of the Company, is contained in Section 11, entitled “The Merger Agreement; Other Arrangements,” in the Offer to Purchase and is incorporated into this Statement by reference. The summary is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(2) to this Statement and is incorporated into this Statement by reference.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer are contained in Section 11 of the Offer to Purchase (which is being mailed to the Company’s stockholders together with this Statement), which section is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated into this Statement by reference.

Other Agreements

Certain other contracts, agreements, arrangements or understandings between Click Commerce or its affiliates and certain of its directors and executive officers, and between Click Commerce and ITW and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex B to this Statement and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of Click Commerce, as of the date hereof, there are no material agreements, arrangements or understandings between Click Commerce or its affiliates and (i) Click Commerce’s executive officers, directors or affiliates or (ii) ITW, Purchaser or their respective executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

As described below, the Board unanimously approved, adopted and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Click Commerce and its stockholders. The Board unanimously recommends that Click Commerce’s stockholders accept the Offer and tender their Common Shares pursuant to the Offer.

A letter to Click Commerce’s stockholders communicating the Board’s recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibits (a)(3) and (a)(4) to this Statement, respectively, and are incorporated into this Statement by reference.

Background of the Transaction

Set forth below is a summary of certain events that led to the Offer.

In late 2005 and early 2006, the Company’s senior management approached a large multi-national manufacturing company (“Corporation A”) regarding the possible acquisition by the Company of one of Corporation A’s subsidiaries that sells software products similar to those of the Company. During those discussions, the parties considered various possible ways to combine the Company’s business and Corporation A’s software subsidiary, including through Corporation A’s acquisition of the Company. The parties agreed to take preliminary steps, including the execution of a confidentiality agreement and the exchange of certain business information, to facilitate the consideration of such a business combination. After certain such steps occurred and certain additional discussions between the Company’s and Corporation A’s executives, the parties agreed in May 2006 to terminate such discussions without a definitive proposal having been made by either party.

For several years, the Company’s Chairman and Chief Executive Officer, Mr. Michael W. Ferro, Jr., and ITW’s former Chairman, Mr. W. James Farrell, engaged in informal, preliminary discussions regarding a customer relationship whereby one or more of ITW’s operating subsidiaries would license and use certain of the Company’s software products. Such discussions continued between Mr. Ferro and ITW’s Chief Executive Officer, Mr. David B. Speer, upon Mr. Speer’s election as Chief Executive Officer of ITW in August 2005.

In early 2006, Mr. Ferro approached Mr. Speer about speaking at the Company’s internal, off-site management retreat scheduled for July 2006. Mr. Speer agreed to present at the retreat.

In June 2006, ITW and the Company entered into a Needs Analysis Agreement whereby ITW engaged the Company to perform certain consulting and evaluation services on behalf of an ITW business unit to determine whether the Company’s software products and related services could be useful to ITW. Under this agreement, ITW paid $25,000 for the Company’s software requirements analysis and related activities.

On July 22, 2006, Mr. Speer attended the Company’s management retreat in Lake Geneva, Wisconsin. During the event, Mr. Speer made his presentation on ITW’s 80/20 process and attended the luncheon with Company personnel before departing.

Shortly after the Company’s management retreat, Mr. Speer and Mr. Ferro began a discussion regarding a possible acquisition of the Company by ITW as an outgrowth of a conversation regarding the Company’s growth initiatives through acquisition. Mr. Ferro agreed to host a meeting in Chicago where additional information regarding the Company could be provided to ITW. In preparation for this meeting, the Company and ITW entered into a confidentiality agreement, dated July 25, 2006, covering information exchanged by the parties.

On August 2, 2006, certain members of ITW’s senior management met with the Company’s senior management at the Company’s headquarters in Chicago. The Company’s management provided an overview of its existing business and financial condition, as well as future growth initiatives, which included future acquisition opportunities. ITW requested certain additional information to facilitate its review of the Company and its prospects.

On August 3, 2006, Mr. Speer called Mr. Ferro to express a serious interest on behalf of ITW in exploring a possible acquisition of the Company. During the call, Mr. Speer indicated a preliminary valuation of approximately $250 million for the Company. Mr. Ferro indicated that he was interested in entertaining the possibility of such a transaction, but that he would need to consult with the Company’s other senior management and its board of directors.

On August 4, 2006, Mr. Ferro convened a telephonic meeting of the Board, attended by members of the Company’s senior management and a representative of McDermott Will & Emery LLP (“McDermott”), the Company’s outside legal counsel, to discuss ITW’s indication of interest. Mr. Ferro reported to the Board on the substance of the discussions with ITW, including the suggested valuation received the prior afternoon. Members of the Board addressed various aspects of the indication of interest and raised certain questions regarding the nature, timing and suggested valuation of the proposed transaction with ITW. The Board authorized the Company’s senior management to further discuss the proposal with ITW’s senior management and to make appropriate arrangements for a possible due diligence investigation by ITW and the negotiation of a definitive agreement. The Board also authorized the Company’s senior management to select an appropriate financial advisor to represent the Company in connection with the possible sale of the Company.

During the week of August 7, 2006, representatives of the Company, ITW and their respective legal counsel and other advisors discussed various aspects of the ITW indication of interest, arrangements for ITW’s due diligence examination of the Company and other matters related to the possible transaction. During that week, Mr. Ferro discussed various aspects of the ITW indication of interest by phone with Mr. Speer and received clarification that the ITW indication of interest contemplated a price of $20.49 per Common Share. The Company discussed the terms of an engagement of Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to serve as the Company’s financial advisor in connection with the consideration of a possible sale of the Company.

On August 11, 2006, the Company’s Board held its regularly scheduled in-person quarterly meeting in Lake Geneva, Wisconsin. The Company’s senior management made detailed presentations to the Board regarding the Company’s existing operations, possible acquisition opportunities, financial condition and future business prospects. A representative of McDermott made a presentation to the Board regarding applicable legal issues raised by the ITW proposal, including an analysis of the directors’ fiduciary duties under Delaware corporate law. Representatives of Morgan Stanley made a detailed presentation to the Board regarding their financial analysis of the Company and provided a preliminary evaluation of the ITW indication of interest. The Board raised concerns about the fairness of the price suggested by ITW and requested that the Company’s senior management provide the Board with additional financial and business analysis for further review. In addition, the Board authorized the Company’s senior management and its outside advisors to continue to work with ITW regarding a possible sale of the Company to ITW, to request that ITW prepare a draft of a definitive agreement, to make appropriate arrangements for the commencement of ITW’s due diligence investigation and to finalize the retention of Morgan Stanley as the Company’s exclusive financial advisor for the proposed transaction.

On August 14, 2006, Mr. Ferro called Mr. Speer and summarized the Board’s reaction to ITW’s initial indication of interest. Mr. Ferro indicated that ITW’s valuation of the Company would have to increase if a transaction were to be possible. Mr. Speer agreed to address the valuation question after the completion of ITW’s due diligence investigation and the commencement of negotiations of a definitive merger agreement.

On August 18, 2006, ITW’s counsel provided the Company and its counsel with a draft of the definitive merger agreement. During the week of August 21, 2006, ITW and its representatives were provided access to both an electronic data room and a physical data room located at McDermott’s office in Chicago. The parties also began preliminary negotiations regarding the draft definitive merger agreement.

On August 23, 2006, during a telephone conversation with Mr. Ferro, Mr. Speer indicated that ITW would be willing to pursue the acquisition of the Company for $22.02 per Common Share in cash.

On August 25, 2006, the Board held a special telephonic meeting at which time Mr. Ferro reported on the increased purchase price for the ITW proposal. The Company’s senior management made additional presentations to the Board regarding the Company’s existing operations, possible acquisition opportunities, financial condition and future business prospects. A representative of McDermott discussed various legal issues raised by the ITW draft definitive merger agreement and reviewed the directors’ fiduciary duties under Delaware corporate law. Representatives of Morgan Stanley also made a presentation regarding their financial analysis of the Company and the proposed terms of the transaction and answered various questions regarding their materials. In addition, the Morgan Stanley representatives indicated that Morgan Stanley would be able to render an opinion in the near future with respect to the fairness of the consideration to be received in the transaction by the Company’s stockholders. The Board discussed the desirability of seeking a further increase of the $22.02 per Common Share price offered by ITW. The Board authorized the Company’s senior management and its outside advisors to continue to negotiate the terms of the proposed definitive agreement and to enable ITW to complete its due diligence investigation.

From August 18, 2006 through September 1, 2006, representatives of the Company and ITW and their respective legal counsel regularly met in person or by phone to negotiate specific terms and provisions of the definitive transaction agreements. In addition, Mr. Ferro, the Company and ITW and their respective counsel negotiated the terms of the Tender Agreement.

On August 28, 2006, representatives of the Company’s independent directors retained Sidley Austin LLP (“Sidley”) to counsel the independent directors in connection with the Board’s consideration of the ITW indication of interest.

On August 30, 2006, Mr. Ferro called Mr. Speer to discuss the status of the transaction. During the call, Mr. Ferro indicated that the Board continued to have reservations regarding the adequacy of ITW’s $22.02 per share proposed price.

On August 31, 2006, Mr. Speer called Mr. Ferro regarding the proposed transaction. During the call Mr. Speer increased ITW’s offer to $22.75 per share in cash.

On August 31, 2006 and September 1, 2006, members of the Board were advised of ITW’s increased offer and received drafts of the proposed definitive agreements and other materials related to the proposed transaction. On the morning of September 1, 2006, the Board held a further telephonic meeting to review the status of the proposed transaction. During such call, representatives from McDermott provided an update on the negotiations of the transaction documents, noting that, as of that time, no significant issues remained outstanding with respect to the definitive transaction agreements and that ITW’s due diligence investigation appeared to be nearly complete. Representatives of Morgan Stanley and Sidley also participated on the call. The Board scheduled a further meeting for September 4, 2006 to consider the ITW proposal.

On September 4, 2006, the Company executed a formal engagement letter with Morgan Stanley confirming Morgan Stanley’s retention as the Company’s exclusive financial advisor with respect to its consideration of the proposed transaction.

On September 4, 2006, the Board held a meeting at the Company’s headquarters (with certain directors participating by conference call) to review the transaction. Morgan Stanley orally presented its opinion, subsequently confirmed in writing, as to the fairness of the consideration to be received by the Company’s stockholders in the transaction and answered questions from the Board. Representatives from McDermott reviewed applicable provisions of Delaware law and the terms of the proposed definitive transaction documents, including an overview of the Board’s fiduciary duties with respect to its consideration and possible approval of the transaction and additional questions from members of the Board. Representatives of Sidley also participated in the meeting. At the conclusion of its consideration of these matters, the Board unanimously approved the Offer and the Merger, determined them to be fair to, and in the best interests of, the Company and its stockholders, and agreed to recommend them to the Company’s stockholders. The Board also approved the form of the proposed transaction agreements, which had been distributed prior to the meeting and summarized during the meeting by representatives from McDermott.

Later on September 4, 2006, Mr. Ferro called Mr. Speer to report that the Board had approved the transaction and to discuss the execution of the definitive agreements and related matters.

On September 5, 2006, the Merger Agreement and Tender Agreement were executed by the parties, and each of Click Commerce and ITW issued a press release announcing the transaction.

On September 18, 2006, the Purchaser commenced the Offer.

Reasons for the Recommendation

As set forth in the section entitled “Background of the Transaction” above in this Item 4, during the course of its discussions with ITW and its deliberations concerning the strategic direction of the Company, the Board consulted extensively with its financial and legal advisors. The Board considered the proposed transaction at its meetings held on August 4, 11 and 25, 2006 and September 1 and 4, 2006. All of these meetings were attended by members of the Company’s senior management and its outside counsel, McDermott. Morgan Stanley participated in all of such meetings, except for the meeting held on August 4, 2006, and representatives from Sidley, counsel to the Company’s outside directors, also participated in the meetings held on September 1 and 4, 2006. At the meeting of the Board held on September 4, 2006, the entire Board, with the participation of representatives of its financial and legal advisors, Morgan Stanley, McDermott and Sidley, reviewed the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Board also reviewed and considered various financial projections prepared by the Company’s senior management and the financial analysis of Morgan Stanley. The Board, in the course of its deliberations, also reviewed with its financial and legal advisors and Click Commerce’s management a number of factors relevant to the transaction, including the factors mentioned in the section entitled “Background of the Transaction” above and those set forth below, and considered these factors before reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Board’s conclusions reached with respect to each of these factors supported its (i) approval, adoption and declaration of the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determination that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Click Commerce and its stockholders and (iii) recommendation that Click Commerce’s stockholders accept the Offer and tender their Common Shares in the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

The Board considered the following additional factors in connection with its review and analysis of ITW’s proposed transaction:

(1) The potential stockholder value that could be expected to be generated from strategic alternatives to a sale of the Company to ITW. This factor included the prospect of continuing to maintain Click Commerce as an independent, publicly held corporation and not engaging in any extraordinary transaction, as well as the prospect of engaging in extraordinary transactions with other parties. The Board’s determination that it was unlikely that a third party would offer a more compelling alternative than ITW’s proposed transaction included assessments with respect to a number of considerations including:

•	the absence of candidates that either would be interested in being acquired by Click Commerce or the acquisition of which likely would result in synergies and opportunities that would enhance stockholder value beyond the $22.75 price per Common Share to be received by holders of Common Shares in both the Offer and the Merger;

•	the limited number of potential acquirers in the Company’s industry with either the financial resources required to consummate an acquisition of Click Commerce or the prospects of benefiting from an acquisition of the Company to the degree that they would be willing to pay more for the Company’s shares than is provided for in the Offer and the Merger;

•	the potential harm to the Company’s business of engaging in discussions with a party that did not present a significant likelihood of achieving a successful transaction; and

•	the fact that Click Commerce had discussed possible business combinations with other parties in the past (including Corporation A), but none of such discussions had led to any expression of serious interest in pursuing such a transaction.

(2) Click Commerce’s business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with these prospects. Specifically, the Board considered:

•	the long-range projections of Click Commerce’s management and various risks inherent in achieving those projections;

•	the difficulties recently experienced by the Company in identifying, negotiating and consummating acquisitions of other software companies; and

•	the greater financial resources of some of Click Commerce’s competitors that could create competitive disadvantages to Click Commerce.

(3) The public market for Common Shares. Specifically, the Board considered:

•	the volatility in trading prices for Common Shares, the significant decline in such prices that occurred during the prior months and the risk that the stock price could further decline; and

•	the past, current and expected market prices, revenues, discounted cash flows and other multiples for comparable companies.

(4) The likelihood that, in the Board’s view, conducting an extensive public auction process before selling Click Commerce (a) would risk the loss of the opportunity to effect an extraordinary transaction with ITW or to do so on terms as favorable as those contemplated by the Merger Agreement and (b) would be detrimental to Click Commerce by significantly disrupting its existing operations, including risks to its customer base, the risk of loss of potential customers and the creation of employee retention issues that are inherent in approaching potential bidders with competitive operations.

(5) The fact that, if the Board declined to pursue ITW’s indication of interest at the time, there was no assurance that there would be another opportunity for Click Commerce stockholders to receive from ITW or any other person as significant a premium for their shares as that contemplated by the Merger Agreement, including if ITW were in the future no longer interested in an acquisition of Click Commerce due to changes in its own business or business objectives.

(6) The Board’s belief that it had obtained the highest price per Common Share that ITW was willing to pay after considering, among other things, the strategic importance of a transaction to ITW and the potential value to ITW of the synergies that a business combination between Click Commerce and ITW offered.

(7) The fact that the $22.75 per Common Share price to be received by Click Commerce’s stockholders in both the Offer and the Merger represented: (a) a premium of approximately 26.74% over the closing price of Common Shares on September 1, 2006, the business day immediately before the public announcement by ITW and Click Commerce of the proposed transaction between Click Commerce and ITW; (b) a premium of approximately 32.19% over the closing price of Common Shares on August 29, 2006, one week before the public announcement of the proposed transaction between Click Commerce and ITW; (c) a premium of approximately 65.57% over the closing price of Common Shares on August 7, 2006, approximately one month before the public announcement of the proposed transaction between Click Commerce and ITW; and (d) a premium of approximately 65.82% over the price of Common Shares on October 13, 2005, the date in the most recent 52 weeks on which the shares of Click Commerce had their lowest closing price. The Board also noted that, while the Common Shares had traded as high as $31.04 during the most recent 52 weeks, the Common Shares had not traded at or above $22.75 per share since May 12, 2006.

(8) The oral opinion of Morgan Stanley rendered at the meeting of the Board on September 4, 2006, subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to certain considerations and assumptions stated therein, the consideration to be received by holders of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated September 4, 2006, setting forth, among other things, the procedures followed, the matters considered, the assumptions made and the limitations of the scope of review conducted in rendering the opinion, is attached hereto as Annex A, and is incorporated by reference herein. The opinion is addressed to the Board and relates, to the extent described above, only to the fairness of the consideration to be received by holders of Common Shares pursuant to the Merger Agreement from a financial point of view, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Common Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger. Stockholders are urged to read the opinion in its entirety. The Board was aware that Morgan Stanley becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

(9) The lack of any required approval by ITW’s stockholders to complete the Offer, and the belief that ITW has the available resources, ability and desire to complete the Offer and Merger in a timely manner.

(10) The fact that the Merger Agreement was the product of arm’s-length negotiations between Click Commerce and its legal advisors, on the one hand, and ITW and its advisors, on the other.

(11) The fact that the consideration to be received by Click Commerce’s stockholders in the Offer and the Merger would be payable in cash and the certainty of value of that cash consideration compared to any non-cash consideration that might be offered by an alternative party.

(12) The recommendation of Mr. Ferro, taken in light of his stock ownership and other interests in the transaction.

(13) The fact that the Merger Agreement provides for a cash tender offer for all of the Common Shares to be followed by the Merger in which all Common Shares not tendered would be converted into a right to receive the same consideration, thereby enabling Click Commerce’s stockholders to obtain the benefits of the transaction in exchange for their Common Shares.

(14) The financial and other terms and conditions of the Merger Agreement including, but not limited to, the fact that the terms of the Merger Agreement (a) do not act to preclude other third parties from making written unsolicited proposals after execution of the Merger Agreement, (b) will not prevent the Board from determining, in the exercise of its fiduciary duties under applicable law, and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties and (c) will permit Click Commerce, subject to payment of a termination fee of $10 million and the other conditions set forth in the Merger Agreement, to enter into a transaction with any third party that makes a proposal that would be more favorable to Click Commerce stockholders than the Offer and the Merger. Similarly, the Board reviewed the Tender Agreement, which was not believed to preclude such an alternative transaction with third parties.

In addition, the Board believes that sufficient procedural safeguards were and are present to ensure the fairness of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the subsequent Merger, to Click Commerce’s stockholders, including the following:

•	the Board consisted entirely of directors who are not affiliated with ITW in any way and who acted to represent solely the interests of Click Commerce’s stockholders;

•	the Board retained and received advice from the Company’s outside legal counsel, McDermott;

•	the outside members of the Board met in executive session without participation of the Company’s senior management or McDermott at its August 11 and 25, 2006 and September 4, 2006 meetings;

•	the outside members of the Board retained and received advice from Sidley; and

•	the Board was advised by and received the fairness opinion of the Company’s financial advisor, Morgan Stanley, that is referred to above.

In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and Merger, and the complexity of these matters, the Board did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered in connection with its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including, in some cases, through discussions with its financial and legal advisors. In considering the factors described above, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with ITW and the Purchaser and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. After taking into account all of the factors described above, the Board unanimously approved, adopted and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Click Commerce and its stockholders, and recommended that Click Commerce’s stockholders accept the Offer and tender their Common Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

Fairness Opinion

The Board considered the oral opinion of Morgan Stanley rendered at the meeting of the Board on September 4, 2006, subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to certain considerations and assumptions stated therein, the consideration to be received by holders of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of Morgan Stanley’s opinion, dated September 4, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is attached as Annex A to this Statement and incorporated in this Statement by reference. Stockholders are urged to read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of Common Shares pursuant to the Merger Agreement as of the date of the opinion. The opinion does not address any other aspect of the proposed transaction or constitute a recommendation as to whether holders of Common Shares should tender their Common Shares pursuant to the Offer, or how Click Commerce stockholders should vote at any stockholders’ meeting held in connection with the proposed transaction. The following summary of the opinion of Morgan Stanley set forth in this Statement is qualified in its entirety by reference to the full text of the opinion.

Click Commerce retained Morgan Stanley to provide it with financial advisory services and a financial opinion to the Board in connection with the proposed transaction. The Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of the business and affairs of Click Commerce and the sector in which Click Commerce operates. At the meeting of the Board on September 4, 2006, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing on the same date, that based upon and subject to the assumptions, considerations and limitations set forth in its opinion, the consideration to be received by the holders of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Click Commerce;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of Click Commerce;

•	reviewed certain financial projections prepared by the management of Click Commerce;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of Click Commerce;

•	reviewed the reported prices and trading activity for the Common Shares;

•	compared the financial performance of Click Commerce and the prices and trading activity of the Common Shares with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions among representatives of Click Commerce and its legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as they have deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by Click Commerce for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Click Commerce. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed transaction, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed transaction. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of the Company, nor has Morgan Stanley been furnished with any such appraisals. Morgan Stanley is a financial advisor only and has relied upon, without independent verification, the assessment of Click Commerce and its legal, tax, regulatory or accounting advisors with respect to such matters. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, September 4, 2006, and does not address any other aspect of the proposed transaction including the relative merits of the proposed transaction compared to other strategic alternatives potentially available to the Company nor does it address the relative effects of any potential alternative transaction in which the Company might have engaged nor the Board’s decision to proceed with the proposed transaction. Events occurring after September 4, 2006 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley does not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving Click Commerce.

The following is a summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated September 4, 2006. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.

Historical Share Price Analysis

Morgan Stanley reviewed and analyzed the historical trading prices and daily trading volume for the Common Shares, including for the 12 months ended August 31, 2006 and for trailing periods of 30, 60, 90 and 180 days ended August 31, 2006. Morgan Stanley compared the Offer Price to prices for the Common Shares over the periods referenced above. The following table displays the implied percentage premium represented by the $22.75 per share Offer Price as compared to prices for the Common Shares over each of the various periods indicated.

	Offer Price per Share Implied Percentage Premium for Periods Ending 8/31/06:
		30 Day	60 Day	90 Day	180 Day	1 Yr.
Consideration per Share	8/31/06	Avg.	Avg.	Avg.	Avg.	Avg.

$22.75	24%	47%	36%	29%	14%	9%

Morgan Stanley also noted that the Common Shares traded in a range from approximately $14 to $31 over the one year period ended August 31, 2006 and that the closing price of the Common Shares was $18.31 on August 31, 2006. Morgan Stanley noted that the Offer Price was $22.75 per share.

Analyst Price Targets

Morgan Stanley reviewed and analyzed (one-year) public price targets for the Common Shares published by equity research analysts and available to the public as of August 31, 2006. These targets reflect each analyst’s estimate of the future public market trading price of the Common Shares. To estimate the current value of the Common Shares, Morgan Stanley discounted the high and low end of these price targets by an estimated cost of equity of 12%, yielding a range of prices of approximately $21.00 to $28.00 per Common Share. Morgan Stanley noted that the Offer Price for the Common Shares was $22.75 per share.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Common Shares and these estimates are subject to uncertainties, including the future financial performance of Click Commerce and future financial market conditions. Additionally, it should be noted that Click Commerce is not well-covered by analysts and Morgan Stanley identified only four data points.

Comparable Companies Analysis

Morgan Stanley reviewed and analyzed certain public market trading multiples for public companies considered comparable in some respects to Click Commerce. Based on its experience in the software sector, Morgan Stanley used the following companies in its analysis:

•	Ariba Inc.

•	Art Technology Group Inc.

•	I2 Technologies, Inc.

•	JDA Software Group, Inc.

•	Lawson Software Inc.

•	Manhattan Associates Inc.

•	Unica Corp.

The multiples analyzed for these comparable companies included aggregate value (defined as public equity market value plus total book value of debt, total book value of preferred stock and minority interest less cash and other short term investments) divided by 2006 and 2007 estimated revenue, respectively, and current share price divided by 2006 and 2007 estimated earnings per share, respectively. Morgan Stanley calculated these financial multiples and ratios based on publicly available financial data as of August 31, 2006. Earnings per share estimates were based on International Broker Estimate System consensus estimates for 2006 and 2007. Revenue estimates were based on published Wall Street research estimates. Estimates used to calculate multiples for Click Commerce were based on those provided by management.

A summary of the range of market trading multiples of the comparable companies and those multiples calculated for Click Commerce are below:

			Median Multiple
	Comparable Companies		for Comparable
Metric	Range of Multiples		Companies		Click Commerce

Price/2006E Earnings	14.6x-28.3	x	22.4	x	13.3x
Price/2007E Earnings	11.8x-19.6	x	17.2	x	12.4x
Aggregate Value/2006E Revenue	1.3x-2.8	x	1.9	x	2.6x
Aggregate Value/2007E Revenue	1.0x-2.6	x	1.5	x	2.5x

Based on its review of the above ranges, Morgan Stanley selected for its analysis a representative multiple range based on the per share price divided by 2006E earnings of 12.0x to 20.0x; the per share price divided by 2007E earnings of 11.0x to 18.0x; aggregate value divided by 2006E revenue of 1.5x to 2.8x; and aggregate value divided by 2007E revenue of 1.3x to 2.5x.

Applying the selected respective ranges of revenue multiples to 2006 and 2007 estimated Click Commerce revenue yielded a per share price range of $9.00 to $19.00 per share, after adjusting for net debt and dividing by total shares outstanding. Applying the respective ranges of earnings multiples to 2006 and 2007 estimated Click Commerce earnings per share yielded a per share price range of $16.00 to $28.00. Morgan Stanley noted that the Offer Price for the Common Shares was $22.75 per share.

Although the comparable companies in this analysis were compared to Click Commerce for purposes of this analysis, Morgan Stanley noted that no company utilized in this analysis is identical to Click Commerce. In evaluating the comparable companies and in selecting the multiple ranges it used in its analysis, Morgan Stanley necessarily made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Click Commerce, such as the impact of competition on the business of Click Commerce and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Click Commerce or the industry or in the markets generally. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis

Morgan Stanley reviewed and analyzed Click Commerce’s implied value based on projections of Click Commerce’s future share price. Morgan Stanley applied a range of price to earnings multiples to Click Commerce’s projected 2008 net income and then discounted this implied stock price to the present. The multiple of price to earnings applied in this analysis was 11.0x to 15.0x. This range was based on price to earnings trading multiples for the comparable company group described above, adjusted to reflect anticipated maturation of the software industry. Morgan Stanley discounted the 2008 share price estimate using a range of 10% to 15%, with this range representing a potential target return range for investors in the software sector. Performing this analysis yielded a range of prices from approximately $14.00 to $21.00 per share. Morgan Stanley noted that the Offer Price for the Common Shares was $22.75 per share.

Precedent Transactions Analysis

Morgan Stanley also analyzed the proposed transaction as compared to other publicly announced transactions. Using publicly available information, Morgan Stanley reviewed the implied aggregate values and purchase price multiples for transactions in the software sector generally and, in particular, the following seven transactions:

Acquiror

•	JDA Software Group Inc.

•	Oracle Corp.

•	Dassault Systemes SA

•	SSA Global Technologies, Inc.

•	CA, Inc.

•	Oracle Corp.

•	Sterling Commerce, Inc.

Target

•	Manugistics Group Inc.

•	Portal Software, Inc.

•	Matrixone Inc.

•	E.piphany Inc.

•	Niku Corp.

•	Retek Inc.

•	Yantra Corporation

Morgan Stanley reviewed aggregate values paid in the selected transactions as a multiple of the latest 12 months’ revenue of the target company. Based on this range of multiples, Morgan Stanley applied a range of 1.5x to 4.0x to Click Commerce’s 12 months’ revenue, ended June 30, 2006. This analysis indicated an implied equity value for Click Commerce of approximately $10.00 to $24.00 per share. Morgan Stanley noted the Offer Price was $22.75 per share.

Morgan Stanley noted that no transaction reviewed was identical to the proposed transaction and that, accordingly, this analysis involved judgments and assumptions made by Morgan Stanley with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Click Commerce, such as the impact of competition on Click Commerce and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Click Commerce or in the financial markets in general.

Discounted Cash Flow Analysis

Morgan Stanley also analyzed Click Commerce using discounted cash flow analysis. Morgan Stanley relied on 5-year cash flow projections provided by the management of Click Commerce. Morgan Stanley estimated a range of terminal values calculated in 2010 based on a perpetual growth rate of 3.0% to 5.0% applied to 2010 unlevered free cash flow. “Terminal value” refers to the value of all future cash flows from an asset at a particular point in time. Morgan Stanley discounted the unlevered free cash flow streams and the estimated range of terminal values to a present value, as of September 1, 2006, based on a discount rate range of 11.0% to 13.0%. Morgan Stanley selected the discount rate utilized in this analysis based upon an analysis of the weighted average cost of capital of Click Commerce and that of comparable companies in the software sector. Based on these projections and assumptions, the discounted cash flow analysis of Click Commerce yielded an implied valuation range of approximately $13.00 to $21.00 per share. Morgan Stanley noted that the Offer Price for the Common Shares was $22.75 per share.

Leveraged Buyout Analysis

Morgan Stanley also analyzed Click Commerce from the perspective of a potential purchaser that was not a strategic buyer, but rather was primarily a financial buyer that would effect a leveraged buyout of Click Commerce. This analysis was based on 5-year financial projections provided by management, and assumed a transaction would occur on January 1, 2007. The analysis further assumed that the purchaser of Click Commerce would achieve an exit from its investment on January 1, 2011 at a range of EBITDA multiples consistent with its purchase EBITDA multiple. Morgan Stanley further assumed that a financial buyer would desire an internal rate of return over its 4-year holding period ranging from 20.0% to 30.0%. Based on these projections and assumptions, Morgan Stanley calculated an implied valuation range for the Common Shares of approximately $13.00 to $14.00 per share. Morgan Stanley noted that the Offer Price for the Common Shares was $22.75 per share.

In connection with the review of the proposed transaction by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying Morgan Stanley’s analysis and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of Click Commerce or the Common Shares. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of Click Commerce. Any estimates contained in the analysis of Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

The analyses described above were conducted solely as part of the analyses of Morgan Stanley of the fairness from a financial point of view of the consideration to be received by holders of the Common Shares pursuant to the Merger Agreement, and were prepared in connection with the delivery by Morgan Stanley of its opinion on September 4, 2006 to the Board. These analyses do not purport to be appraisals or to reflect the prices at which the Common Shares might actually trade.

The Offer Price was determined through arm’s-length negotiations between Click Commerce and ITW and was approved by the Board. Morgan Stanley did not recommend any specific Offer Price to Click Commerce or that any specific consideration constituted the only appropriate consideration for the proposed transaction.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in making its determination to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Offer Price or of whether the Board would have been willing to agree to a different consideration.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its business, Morgan Stanley and its affiliates may actively trade in the securities or the indebtedness of Click Commerce, ITW and their affiliates for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to Click Commerce and have received fees for the rendering of these services. In addition, Morgan Stanley may provide, or seek to provide, financial advice and financing services to the combined company in the future and will receive fees for the rendering of these services.

Pursuant to an engagement letter dated as of August 28, 2006, Click Commerce has agreed to pay Morgan Stanley a customary fee contingent upon 50% or more of the Common Shares changing hands. Click Commerce has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Click Commerce has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

Intent to Tender

To the knowledge of Click Commerce, after reasonable inquiry, the following directors and executive officers (collectively, the “Tendering Stockholders”) of Click Commerce currently intend to tender all Common Shares held of record or beneficially owned by such person to the Purchaser in the Offer: Michael W. Ferro, Jr., June E. Drewry, Emmanuel A. Kampouris, Neele E. Stearns, Jr., Samuel K. Skinner, Andrew J. McKenna, William J. Devers, John F. Sandner, David B. Arney, Nancy J. Koenig, Steven J. Cole and John M. Tuhey.

As of the date hereof, the Tendering Stockholders beneficially own an aggregate of approximately 25.2% of the outstanding voting stock of Click Commerce, on a fully-diluted basis.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company engaged Morgan Stanley as its exclusive financial advisor in connection with the transaction. Pursuant to the terms of Morgan Stanley’s engagement, the Company agreed to pay Morgan Stanley a fee that is customary in transactions of this nature, all of which is contingent upon ITW acquiring at least 50% of the Common Shares. In addition, the Company agreed to reimburse Morgan Stanley periodically for all reasonable expenses, including the reasonable fees and expenses of counsel, incurred by Morgan Stanley in connection with its engagement, and to indemnify Morgan Stanley and related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities laws. From time to time, Morgan Stanley and its affiliates have provided financial advisory and financing services to the Company, for which services Morgan Stanley and its affiliates have received, and expect to receive, compensation, and in the future, Morgan Stanley and its affiliates may provide financial advisory and financing services to ITW for which services Morgan Stanley and its affiliates would expect to receive compensation. In the ordinary course of their business, Morgan Stanley and its affiliates may actively trade the debt and equity securities of both the Company and ITW for its and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Pursuant to Board resolutions unanimously adopted on May 18, 2006, the Board approved the issuance of 2,048 shares of restricted Common Shares under the Directors’ Option Plan to each of the Company’s non-employee directors in lieu of $40,000 of cash compensation otherwise payable to such directors. The number of Common Shares awarded to each such director was to be determined by dividing $40,000 by the average of the high and low market prices of the Common Shares on the third trading day after its 2006 Annual Meeting of Stockholders which was held on May 18, 2006. The average of the high and low market prices of the Company’s Common Shares on May 23, 2006 was $19.53 per share. On August 30, 2006, the Board approved the form of restricted stock award agreement, and the Company issued 2,048 shares of restricted stock to each of the Company’s non-employee directors. Each non-employee director executed a Restricted Stock Award Agreement with respect to his or her award on August 30, 2006. One-third of each award will vest annually beginning on August 30, 2007, although all such shares shall vest upon consummation of the Merger. The following directors received these awards: June E. Drewry, Emmanuel A. Kampouris, Neele E. Stearns, Jr., Samuel K. Skinner, Andrew J. McKenna, William J. Devers and John F. Sandner.

Except for the restricted stock awards described above and as set forth in Item 3 of this Statement, no transactions in the Common Shares have been effected during the past sixty days by the Company or, to the knowledge of the Company, by any executive officer, director affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Common Shares by the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company (other than potential acquisitions by the Company), (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Delaware General Corporation Law

Short-Form Merger.  Under Delaware law, if the Purchaser becomes the owner of at least 90% of the outstanding Common Shares, the Purchaser will be able to effect the Merger as a “short-form merger” without the approval of the Company’s stockholders. Pursuant to the terms of the Merger Agreement and in order to facilitate a short-form merger following the completion of the Offer, the Company has granted to the Purchaser an irrevocable option, exercisable if the Purchaser accepts for payment pursuant to the Offer at least 80% of the Common Shares then outstanding, to purchase additional Common Shares equal to an amount that, when added to the Common Shares Purchaser already owns at the time the option is exercised, will constitute one share more than 90% of the Common Shares then outstanding, at a price of $22.75 per share. The Purchaser may not exercise this option if the number of shares subject to the option exceeds the number of authorized Common Shares available for issuance and not reserved for other purposes.

Stockholder Meeting.  If the Purchaser does not become the owner of at least 90% of the outstanding Common Shares, a meeting of the Company’s stockholders will be required to adopt the Merger Agreement. As a result, the Company will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger. However, assuming that a number of Common Shares which, together with any Common Shares then owned by ITW or the Purchaser, represents greater than 50.1% of the voting power of the outstanding Common Shares are tendered and not properly withdrawn in the Offer, the Purchaser will be able to approve the Merger without the vote of any other stockholder.

Delaware Anti-Takeover Laws.  Section 203 of the DGCL (“Section 203”) prevents an “interested party” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors of such company prior to that date. As permitted under the DGCL, on September 4, 2006, the Company’s Board approved the Offer and the Merger for purposes of Section 203. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of Common Shares at the completion of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their Common Shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the “fair value” of the Common Shares at the completion of the Merger (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Offer Price of $22.75 per share.

Appraisal rights cannot be exercised at this time. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning those rights and the procedures to be followed in order to perfect them before such stockholders have to take any action in connection with such rights.

Anti-Takeover Laws — Other States

A number of states have adopted laws that purport to apply to attempts to acquire corporations that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described in the Offer to Purchase, it is not known whether any of these laws will, by their terms, apply to the Offer or the Merger. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, it is believed that there are reasonable bases for contesting such laws.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless the parties to the transactions notify the Antitrust Division of the Department of Justice (the “DOJ”) and the Premerger Notification Office of the Federal Trade Commission (the “FTC”) and wait a specified amount of time while the agencies review the proposed transactions. The purchase of Common Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, each of ITW and the Company expect to file a Notification and Report Form with respect to the Offer and the Merger with the DOJ and the FTC promptly. As a result, the waiting period applicable to the purchase of the Common Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 calendar days after such filings unless otherwise terminated or extended. The DOJ or the FTC may extend the waiting period by requesting from the Purchaser additional information or documentary material. If a second request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth calendar day after substantial compliance with such request. Thereafter, the consummation of the transaction can be further delayed as a result of concerns raised by the FTC or DOJ only by court order or by agreement of the parties.

The DOJ and the FTC review the competitive impact of transactions such as the acquisition of the Common Shares by the Purchaser pursuant to the Offer. At any time before or after consummation, the DOJ or the FTC could take some action under the antitrust laws of the United States as it deems necessary or desirable in the public interest including seeking to enjoin the purchase of the Common Shares pursuant to the Offer or seeking divestiture of the Common Shares so acquired or divestiture of substantial assets of ITW or the Company. Private parties (including individual State Attorneys General) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser and ITW have advised the Company that they do not, believe that, upon complying with the notification and waiting period requirements described above, the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

If the antitrust and competition laws of certain foreign countries are determined to apply to the Offer and the Merger, certain filings and notifications may be required. The Purchaser, ITW and the Company intend to make such filings promptly to the extent required.

Each of the parties to the Merger Agreement have agreed, subject to the satisfaction or waiver of the conditions to the Merger, to use their respective commercially reasonable efforts to take all actions necessary, proper or advisable to consummate the Offer, the Merger and the other transactions, including (i) obtaining all necessary consents and approvals from governmental entities, and making all necessary registrations and filings with any governmental entity, including under the HSR Act and any applicable foreign competition laws, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending any lawsuit or other legal proceeding challenging the Merger Agreement or any other transaction agreement or the consummation of the transactions, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions.

Effect of the Offer on the Market for the Common Shares, Stock Market Listing and Exchange Act Registration

The purchase of Common Shares pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of holders of Common Shares, which could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

Even if the Merger is not completed, if Common Shares are accepted for payment in the Offer, the Company may no longer meet the requirements for continued listing on the Nasdaq Global Market, depending upon the number of Common Shares accepted for payment in the Offer. According to Nasdaq’s published guidelines, Nasdaq would consider disqualifying Common Shares for listing on the Nasdaq Global Market if, among other possible grounds, the number of publicly held Common Shares falls below 750,000 or the total number of beneficial holders of round lots of Common Shares falls below 400. Common Shares that are held by directors or officers of the Company, or by any beneficial owner of more than 10% of the Common Shares, are not considered to be publicly held for this purpose. As of September 13, 2006, 12,235,036 Common Shares were issued and outstanding (excluding 630,211 Common Shares held in the Company’s treasury). As determined in accordance with the Nasdaq Global Market listing standards, as of September 13, 2006, there were approximately 9,586,431 publicly held shares, which number excludes shares held by directors, officers and 10% stockholders. If, as a result of the purchase of Common Shares in the Offer or otherwise, the Common Shares no longer meet the requirements of Nasdaq for continued listing and such shares are either no longer eligible for the Nasdaq Global Market or are delisted from Nasdaq altogether, the market for Common Shares will be adversely affected.

Promptly upon completion of the Merger, ITW currently intends to cause the Company to delist the Common Shares from the Nasdaq Global Market and does not intend to qualify them for quotation on any other market or exchange. ITW intends to seek to cause the Company to apply for termination of registration of the Common Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met.

Designation of Persons to be Elected to the Board

The Information Statement attached hereto as Annex B is being furnished to the Company’s stockholders in connection with the possible designation by ITW, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders, and such information is incorporated into this Statement by reference.

Item 9.	Exhibits.

The information contained in all of the exhibits referred to in Item 9 below is incorporated into this Statement by reference.

(a)(1)	Offer to Purchase, dated September 18, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of ITW filed on September 18, 2006).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a) (1)(ii) to the Schedule TO of ITW filed on September 18, 2006).
(a)(3)	Chairman and Chief Executive Officer’s Letter to Stockholders of Click Commerce, dated September 18, 2006.
(a)(4)	Press Release dated September 5, 2006 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Click Commerce on September 5, 2006).
(a)(5)	Opinion of Morgan Stanley & Co. Incorporated addressed to the board of directors of Click Commerce (included as Annex A to this Statement).
(e)(1)	Agreement and Plan of Merger, dated as of September 5, 2006, among ITW, the Purchaser and Click Commerce (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Click Commerce on September 5, 2006).
(e)(2)	Tender Agreement, dated as of September 5, 2006, between ITW and Michael W. Ferro, Jr.
(e)(3)	Employment Agreement, dated as of January 1, 2003, between Click Commerce and Michael W. Ferro, Jr. (incorporated by reference to the Quarterly Report on Form 10-Q filed by Click Commerce for the quarter ended March 31, 2003).
(e)(4)	Employment Arrangement, effective as of May 8, 2006, between Click Commerce and David B. Arney.
(e)(5)	Employment Arrangement, effective as of May 5, 2005, between Click Commerce and Nancy J. Koenig (incorporated by reference to the Current Report on Form 8-K filed by Click Commerce on May 11, 2005).
(e)(6)	Employment Arrangement between Click Commerce and Steven J. Cole.
(e)(7)	Employment Arrangement, effective as of May 18, 2006, between Click Commerce and John M. Tuhey.
(e)(8)	Click Commerce, Inc. Stock Option and Stock Award Plan (incorporated by reference to Click Commerce’s Registration Statement on Form S-1, File No. 333-30564).
(e)(9)	Amended and Restated Click Commerce, Inc. Directors’ Stock Option and Stock Award Plan (incorporated by reference to Click Commerce’s Registration Statement on Form S-1, File No. 333-30564).
(e)(10)	Restated Certificate of Incorporation (incorporated by reference to Click Commerce’s Registration Statement on Form S-8, File No. 333-54432).
(e)(11)	Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to the Quarterly Report on Form 10-Q filed by Click Commerce for the quarter ended September 30, 2002).
(e)(12)	Amended and Restated Bylaws (incorporated by reference to the Annual Report on Form 10-K filed by Click Commerce for the year ended December 31, 2002).
(e)(13)	Form of Indemnification Agreement entered into between Click Commerce and its directors and executive officers (incorporated by reference to Click Commerce’s Registration Statement on Form S-1, File No. 333-30564).
(e)(14)	Confidentiality Agreement, dated July 25, 2006, by and between Click Commerce and ITW.
(e)(15)	The Information Statement of Click Commerce (included as Annex B to this Statement).
(g)	None.

WHERE YOU CAN FIND MORE INFORMATION

ITW and Click Commerce file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC reading room or obtain copies of this information by mail at prescribed rates:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like ITW and Click Commerce, who file electronically with the SEC. The address of that site is http://www.sec.gov.

The SEC allows Click Commerce to “incorporate by reference” into this Statement, which means that Click Commerce can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLICK COMMERCE, INC.

By:	/s/ John M. Tuhey
Name: John M. Tuhey

Title:	Vice President, General Counsel and Secretary

Dated: September 18, 2006

ANNEX A

September 4, 2006

Board of Directors
Click Commerce, Inc.
233 N. Michigan Avenue
Chicago, IL 60601

Members of the Board:

We understand that Click Commerce, Inc. (the “Company”), Illinois Tool Works Inc. (“Parent”) and ITW Leap Corp., a wholly owned subsidiary of Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated September 1, 2006 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company for $22.75 per share net to the seller in cash and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock, other than shares held in treasury or held by Parent, Merger Sub, the Company or any subsidiary of the Company, or as to which dissenters’ rights have been perfected, will be converted into the right to receive $22.75 in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

i) reviewed certain publicly available financial statements and other business and financial information of the Company;

ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii) reviewed certain financial projections prepared by the management of the Company;

iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v) reviewed the reported prices and trading activity for the Company Common Stock;

vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii) participated in discussions among representatives of the Company and its legal advisors;

ix) reviewed the Merger Agreement and certain related documents; and

x) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With

A-1

respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We are financial advisors only and have relied upon, without independent verification, the assessment of Parent and the Company and their legal, tax, regulatory or accounting advisors with respect to such matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, all of which is contingent upon Parent acquiring at least 50% of the Company Common Stock. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services.

In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Parent, the Company or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ MORGAN STANLEY & CO. INCORPORATED

A-2

ANNEX B

CLICK COMMERCE, INC.

233 North Michigan Avenue
22nd Floor
Chicago, Illinois 60601
(312) 482-9006

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

General

This Information Statement is being mailed on or about September 18, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Click Commerce, Inc., a Delaware corporation (“Click Commerce” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Illinois Tool Works Inc., a Delaware corporation (“ITW”), to a majority of seats on the Board of Directors of Click Commerce (the “Board”).

On September 5, 2006, Click Commerce entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ITW Leap Corp., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of ITW, pursuant to which the Purchaser has commenced an offer to purchase each outstanding share of common stock, par value $0.001 per share of Click Commerce (the “Common Shares”) at a price of $22.75 per share (such price per share, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated September 18, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Click Commerce and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by ITW and the Purchaser with the Securities and Exchange Commission (the “SEC”) on September 18, 2006.

The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into Click Commerce, with Click Commerce surviving the merger as a wholly owned subsidiary of ITW (the “Merger”). At the effective time of the Merger (the “Effective Time”), each outstanding Common Share will be converted into the right to receive the Offer Price, in cash, without interest thereon.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex B, which was filed by Click Commerce with the SEC on September 18, 2006 and which is being mailed to stockholders of Click Commerce along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to ITW, the Purchaser or the ITW Designees (as defined below) has been provided by ITW. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

The Purchaser commenced the Offer on September 18, 2006. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on October 16, 2006, unless the Purchaser extends it.

THE ITW DESIGNEES

The Merger Agreement provides that, if requested by ITW, upon the acceptance for payment of the Common Shares to be purchased pursuant to the Offer, ITW will be entitled to designate such number of directors (the “ITW Designees”) on the Board, equal to at least the number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board (giving effect to the directors appointed pursuant to this sentence) by the percentage that the number of Common Shares so accepted for payment and paid for bears to the total number of Common Shares then outstanding.

The Merger Agreement provides that Click Commerce will take all necessary actions to increase the size of the Board or obtain the resignations of such number of directors, or both, as is necessary to enable the ITW Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will take all necessary actions to cause the ITW Designees to be so elected.

The ITW Designees will be selected by ITW from among the officers of the Purchaser and executive officers of ITW listed in Schedule I of the Offer to Purchase. Each of the directors and executive officers of the Purchaser and executive officers of ITW listed in Schedule I of the Offer to Purchase has consented to serve as a director of Click Commerce if appointed or elected. None of the potential ITW Designees currently is a director of, or holds any positions with Click Commerce. ITW has advised Click Commerce that, to the best of ITW’s knowledge, none of the potential ITW Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Click Commerce, nor has any such person been involved in any transaction with Click Commerce or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between ITW and Click Commerce that have been described in the Schedule TO or the Schedule 14D-9.

ITW has informed Click Commerce that, to the best of its knowledge, none of the potential ITW Designees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as ITW Designees is set forth in Schedule I of the Offer to Purchase. Each potential ITW Designee is a citizen of the United States. Unless otherwise noted, the business address for each potential ITW Designee is c/o Illinois Tool Works Inc. at 3600 West Lake Avenue, Glenview, Illinois 60026 and the telephone number for each potential ITW Designee is (847) 724-7500.

INFORMATION CONCERNING THE SHARES

Each Common Share entitles the holder to one vote. As of September 13, 2006, there were 12,235,036 Common Shares issued and outstanding.

INFORMATION CONCERNING CURRENT EXECUTIVE OFFICERS OF CLICK COMMERCE

David B. Arney has served as the Company’s Chief Financial Officer since May 2006. Prior to joining the Company, Mr. Arney served as the Chief Financial Officer from October 2001 to February 2006, Senior Vice President of Operations from July 2003 to February 2006 and the Secretary from November 2003 to December 2005 of Q Interactive, Inc. (formerly known as CoolSavings, Inc.). Prior to his service at Q Interactive, Inc., Mr. Arney served as the Director of Worldwide Finance at eLoyalty Corporation from September 1999 to September 2001. From July 1990 through September 1999, Mr. Arney held positions of increasing responsibility at TransUnion, LLC, where he was most recently Division Controller of the Credit Reporting Division. Mr. Arney is 43 years old.

Nancy J. Koenig has served as Executive Vice President, Operations of the Company since May 2005. From 2003 to 2005, Ms. Koenig served as the Company’s Vice President of Product Operations and Marketing. From

2001 until 2003, Ms. Koenig served as the Company’s Vice President of European Operations. From 1999 until 2001, Ms. Koenig served as the Company’s Director of eCommerce strategy. Ms. Koenig is 41 years old.

Steven J. Cole has served as Senior Vice President, Strategy & Product Development since July 2005. Mr. Cole originally joined Click Commerce in 2000 as the Senior Vice President of Strategy before departing in May, 2003. From September, 2003 to June of 2005, Mr. Cole was a teacher of mathematics at Highland Park (IL) High School. Mr. Cole is 46 years old.

John M. Tuhey has served as General Counsel and Secretary of the Company since June 5, 2005. Previously, Mr. Tuhey joined the Company as Deputy General Counsel in early 2005 from Tellabs. While at Tellabs from 2000 until 2005, Mr. Tuhey specialized in mergers and acquisitions and intellectual property transactions. Mr. Tuhey is 37 years old.

INFORMATION CONCERNING CURRENT DIRECTORS OF CLICK COMMERCE

The Board is presently composed of eight members. The Board is divided into three classes serving staggered three-year terms. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for their class expires. The following list sets forth the name, ages and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Click Commerce. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Click Commerce, Inc., 233 North Michigan Avenue, 22nd Floor, Chicago, Illinois 60601. There are no family relationships between any director or executive officer and any other director or executive officer or any other director or executive officer of Click Commerce.

Class I Directors — Directors Whose Three-Year Terms Will Expire In 2007:

Neele E. Stearns, Jr. has served as a director since February 2004. He serves as the Chairperson of the Audit Committee and Ad-Hoc M&A Committee. Since 2004, Mr. Stearns has served as the interim Chief Executive Officer for Boulevard Healthcare, LLC. Mr. Stearns served as Interim Chief Executive Officer and a director of Footstar, Inc. from September 2003 until January 2004. In March 2004, Footstar filed for protection under Chapter 11 of the Bankruptcy Code. Since 2001, Mr. Stearns has served as chairman of Financial Investments Corporation, a private equity investment firm. Until recently, Mr. Stearns also served as director of Maytag Corporation. Mr. Stearns is 69 years old.

Samuel K. Skinner has served as a director since July 2003. He serves as a member of the Compensation Committee, the Governance Committee and Executive Committee. Mr. Skinner is currently, Of Counsel, at the law firm of Greenberg Traurig, LLP. Prior to that Mr. Skinner was the chairman, president, and CEO of USFreightways until his retirement in 2003. Mr. Skinner is a director for Dade Behring Holdings, Inc., DiamondCluster International, Express Scripts, Midwest Air Group, and Navigant Consulting. Mr. Skinner is 67 years old.

Class II Directors — Directors Whose Three-Year Term Will Expire In 2008:

Andrew J. McKenna has served as a director since June 2001. He serves as the Chairperson of the Governance Committee and as a member of the Compensation Committee and the Executive Committee. Since April of 2004, Mr. McKenna has served as chairman of McDonald’s Corporation. Since 1979, Mr. McKenna has also served as the chairman of Schwarz Paper Company. He also served as the CEO for Schwarz Paper Company from 1967 until 2004. He serves as a director of Aon Corporation and the Skyline Corporation, Inc. Mr. McKenna is 76 years old.

William J. Devers has served as a director since June 2003. He serves as a member of the Audit Committee and Ad-Hoc M&A Committee. Since 1983, Mr. Devers has served as president of Devers Group, Inc. Mr. Devers is 72 years old.

John F. Sandner has served as a director since April 2001. He serves as a member of the Audit Committee, the Ad-Hoc M&A Committee and, from March 19, 2003 through July 24, 2003, the Governance Committee. Mr. Sandner served as President and Chief Executive Officer for RB&H Financial Services, L.P. from 1985 until

2003. Mr. Sandner is also the retired chairman of the Chicago Mercantile Exchange (CME) and was elected special policy advisor to the CME in 1998. Mr. Sandner serves as a director of the CME Holdings, Inc. Since 2004, Mr. Sandner has served as Chairman of E*Trade Futures, LLC. Mr. Sandner is 63 years old.

Class III Directors — Directors Whose Terms Will Expire In 2009:

June E. Drewry has served as a director since May 2004. She serves as a member of the Audit Committee and Ad-Hoc M&A Committee. Since August 2005, Ms. Drewry has served as the global chief information officer for Chubb Group of Insurance Companies. From September 2004 to 2005, Ms. Drewry served as the Senior Vice President of Business Systems Development for the Federal Home Loan Mortgage Corporation. From 1999 to 2004, Ms. Drewry served as the corporate Chief Information Officer of the Aon Corporation. Ms. Drewry is 56 years old.

Michael W. Ferro, Jr. began to develop the software underlying the Company’s first commercial product in 1994, founded the Company in 1996 and has served as Chief Executive Officer and Chairman of the Board since the Company’s inception. He also serves as the Chairperson of the Executive Committee. Mr. Ferro is 40 years old.

Emmanuel A. Kampouris has served as a director since February 2000. He serves as Chairperson of the Compensation Committee, as a member of the Executive Committee and, since July, 2003, as a member of the Governance Committee. Mr. Kampouris served as the chairman, CEO and president of the American Standard Companies, Inc. from 1989 until his retirement. He serves on the board of The Stanley Works. Mr. Kampouris is 70 years old.

During the year ended December 31, 2005 (the “2005 fiscal year”), the Board held nine meetings and took one action by written consent. Each director attended at least 75% of all Board meetings and applicable committee meetings, except Mr. Skinner and Mr. Kampouris, who each attended 50% of the meetings of the Governance Committee.

Audit Committee

The Audit Committee, which met on nine occasions during the 2005 fiscal year, is responsible for the oversight of the quality and integrity of the Company’s financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent accountants, the performance of its audit function and independent accountants and significant financial matters. In discharging its duties, the Audit Committee is expected to do the following:

•	have the sole authority to select, compensate, oversee, evaluate and replace the independent accountants;

•	review and approve the scope of the annual audit;

•	review and pre-approve the engagement of the Company’s independent accountants to perform audit and non-audit services, as well as the related fees for such services;

•	meet independently with the Company’s independent accountants and senior management;

•	review the integrity of the Company’s financial reporting process;

•	review the Company’s financial statements and disclosures and SEC filings relating thereto;

•	review, periodically update and monitor compliance with the Company’s Code of Business Conduct and Ethics; and

•	review disclosure from the Company’s independent accountants regarding Independence Standards Board Standard No. 1.

The Audit Committee has a written charter, which was amended and restated on March 19, 2003 by the Board. Such charter is posted on the Company’s website at www.clickcommerce.com.

The Board has determined that each member of the Audit Committee is “independent” as such term is currently defined in the NASDAQ listing standards and the relevant SEC rules. The members of the Audit

Committee are Mr. Devers, Ms. Drewry, Mr. Sandner and Mr. Stearns. Additionally, the Board has determined that Mr. Stearns, the Chairperson of the Audit Committee, satisfies the criteria of “audit committee financial expert” set forth in the relevant SEC rules and the financial sophistication requirement of the NASDAQ listing standards.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee of the Board (the “Compensation Committee”), which met on four occasions during the 2005 fiscal year, determines, approves and reports to the Board on all elements of compensation for the Company’s elected officers, including total cash compensation and long-term equity-based incentives. The members of the Compensation Committee are Messrs. Kampouris, McKenna, and Skinner. The Board has determined that all of the members of the Compensation Committee are “independent” within the meaning of the NASDAQ listing standards.

The charter for the Compensation Committee is posted on the Company’s website at www.clickcommerce.com.

Governance Committee

The Governance Committee of the Board (the “Governance Committee”) is responsible for proposing a slate of directors for appointment by the Company’s stockholders at each annual meeting and candidates to fill any vacancies on the Board and other matters relating to the composition of the Board. The members of the Governance Committee are Messrs. McKenna, Kampouris and Skinner. The Board has determined that each member of the Governance Committee is “independent” as such term is currently defined in the NASDAQ listing standards. The Company will consider nominees for the Board recommended by stockholders only if such nominations are submitted in accordance with the Company’s Bylaws and applicable securities laws. The Governance Committee is also responsible for addressing the Board’s internal governance issues and other matters concerning the functioning of the Board. The Company’s Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board at the Company’s Annual Meeting of Stockholders. Under such provisions, a stockholder must provide all information regarding the proposed nominee that would be required for proxy statement disclosure, along with the proposed nominee’s consent to be elected and serve and must disclose such stockholder’s name, address and number of shares owned by such stockholder. Historically, the Company has not had a formal policy concerning stockholder recommendations to the Governance Committee. To date, the Company has not received any recommendations from stockholders requesting that the Governance Committee consider a candidate for inclusion among the Committee’s slate of nominees in the Company’s proxy statement. The absence of such a policy does not mean, however, that a recommendation would not have been considered had one been received. Management intends to ask the Governance Committee to consider such a formal policy during the upcoming year.

In evaluating director nominees, the Governance Committee considers the following factors:

•	the appropriate size of the Board;

•	the needs of the Company with respect to the particular talents and experience of its directors;

•	the knowledge, skills and experience of nominees, including experience in technology, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

•	familiarity with national and international business matters;

•	experience with accounting rules and practices;

•	appreciation of the relationship of the Company’s business to the changing needs of society; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Governance Committee’s goal is to assemble a Board of Directors that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. In doing so the Governance Committee also considers candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Governance Committee may also consider such other factors as it may deem are in the best interests of the Company and its stockholders. The Governance Committee does, however, believe it appropriate for at least one, and, preferably, several members of the Board to meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that a majority of the members of the Board meet the definition of “independent director” under NASDAQ listing standards. The Governance Committee also believes it appropriate for certain key members of the Company’s management to participate as members of the Board.

The Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the Governance Committee or the Board decides not to re-nominate a member for re-election, the Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Governance Committee and Board of Directors are polled for suggestions as to individuals meeting the criteria of the Governance Committee. Research may also be performed to identify qualified individuals. To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary.

The written charter of the Governance Committee is available on the Company’s website at www.clickcommerce.com.

Executive Committee

The Executive Committee of the Board (the “Executive Committee”), which did not meet during the 2005 fiscal year, meets or takes written action when the Board is not otherwise meeting or able to obtain a quorum for a meeting of the Board. The Executive Committee has full authority to act on behalf of the Board, except that it cannot take any action that requires the approval of a majority of the members of the Board or take any other action not permitted under Delaware law to be delegated to a committee. In 2005, the members of the Executive Committee were Messrs. Ferro, Kampouris, McKenna and Stearns.

Ad-Hoc M&A Committee

The Ad-Hoc M&A Committee of the Board (the “Ad-Hoc Committee”) was appointed during the 2005 fiscal year to review and take action on acquisition proposals. The Ad-Hoc Committee held no meetings during the 2005 fiscal year. The Ad-Hoc Committee has full authority to act on behalf of the Board, except that it cannot take any action that requires the approval of a majority of the members of the Board or take any other action not permitted under Delaware law to be delegated to a committee. In 2005, the members of the Ad-Hoc Committee were Ms. Drewry and Messrs. Stearns, Sandner and Devers.

Process for Stockholder Communications

The Company has not adopted a formal process for stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe that our responsiveness to stockholder communications to the Board has been excellent.

The Board has not adopted a formal policy regarding Directors attendance at annual meetings. However, the Company’s annual meeting is generally scheduled to occur immediately following a regularly scheduled Board meeting, and Directors are encouraged to attend the annual meeting. Two of our directors attended the 2005 annual meeting of stockholders.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are set forth in the preceding section. There are no members of the Compensation Committee who were officers or employees of the Company or any of its subsidiaries during the 2005 fiscal year or formerly officers of the Company or any of its subsidiaries.

Director Compensation

Each of the non-employee directors of the Company was granted, as of May 10, 2005, an option to purchase 12,000 Common Shares of the Company at $17.28 per share, the fair market value of the Common Shares at the time of the grant, and a cash award of $36,000. The stock option awards were made pursuant to the Directors’ Option Plan.

On May 18, 2006, the Board authorized the grant of restricted Common Shares to each of the Company’s non-employee directors under the Directors’ Option Plan, subject to the Board’s approval of a definitive form of restricted stock award agreement. The number of shares to be awarded to each such director was to be determined by dividing $40,000.00 by the market price of the Company’s common stock on the third trading day after its 2006 Annual Meeting of Stockholders, which was held on May 18, 2006. Based on the average of the high and low market prices on May 23, 2006 ($19.53 per share), each outside Director was to receive 2,048 shares of common stock. On August 30, 2006, the Board of Directors of the Company approved (i) the form of restricted stock award agreement and (ii) the Company issued 2,048 shares of restricted stock to each of the Company’s non-employee directors. Each non-employee director executed a Restricted Stock Award Agreement with respect to his or her award on August 30, 2006.

At each annual meeting of stockholders, non-employee directors are automatically granted an option to purchase 10,000 shares of the Company’s common stock. Individuals who become directors at times other than the date of the annual meeting of the stockholders are automatically granted an option for the number of Common Shares equal to 10,000 times a fraction, the numerator of which is the number of days the individual will serve until the next annual meeting and the denominator of which is 365. The option exercise price of these automatic grants will be equal to the fair market value on the automatic grant date. Such options are not exercisable for six months and expire at the earlier of (i) termination of the director for cause, (ii) one year after death, and (iii) ten years from the date of grant. A non-employee director who serves as the chairperson of the Audit Committee will also receive an additional cash award of $10,000. All directors are also reimbursed for their reasonable out-of-pocket expenses incurred while serving on the Board or any committees.

All directors served as directors for the entire 2005 fiscal year.

Directors who are employed by the Company do not receive any compensation for their Board activities.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS KNOWN BY
MANAGEMENT TO OWN OVER 5% OF THE COMPANY’S COMMON STOCK

The following table sets forth information, as of September 13, 2006, concerning:

•	beneficial ownership of each person known by the Company to own over 5% of the outstanding Common Shares;

•	beneficial ownership of the Common Shares by all current directors and executive officers named in the Summary Compensation Table herein; and

•	beneficial ownership of the Common Shares by all current directors and executive officers as a group.

	Amount and Nature of
	Beneficial Ownership of
	Common Shares		Percent of
Name of Beneficial Owner	as of 9/13/2006(1)		Class

Michael W. Ferro, Jr.	2,864,154	(2)(3)	22.3%
William J. Devers, Jr.	74,463	(4)	*
June E. Drewry	26,048	(5)	*
Emmanuel A. Kampouris	62,734	(6)	*
Andrew J. McKenna	46,757	(7)	*
John F. Sandner	48,768	(8)	*
Samuel K. Skinner	2,048		*
Neele E. Stearns, Jr.	26,048	(5)	*
Steven Cole	10,000	(9)	*
Nancy J. Koenig	60,833	(10)	*
Michael W. Nelson	66,230	(11)	*
David B. Arney	—	(12)	*
John M. Tuhey	10,000	(9)	*
Executive Officers and Directors as a group	3,298,083	(13)	25.6%
SunTrust Banks, Inc.	785,577	(14)	6.1%

*	Less than 1%

(1)	These beneficial ownership figures do not include options that will become immediately exercisable immediately prior to the consummation of the Offer.

(2)	The business address for Mr. Ferro is: Click Commerce, Inc., 233 North Michigan Avenue, 22nd Floor, Chicago, IL 60601.

(3)	Includes 350,000 vested options.

(4)	Includes 32,415 vested options.

(5)	Includes 24,000 vested options.

(6)	Includes 40,000 vested options and 8,601 shares of common stock deferred pursuant to the Directors’ Option Plan.

(7)	Includes 37,896 vested options and 6,813 shares of common stock deferred pursuant to the Directors’ Option Plan.

(8)	Includes 38,170 vested options and 6,750 shares of common stock deferred pursuant to the Directors’ Option Plan.

(9)	Includes 10,000 vested options.

(10)	Includes 60,833 vested options.

(11)	Mr. Nelson served as the Company’s Chief Financial Officer until May 8, 2006, at which time he became the Company’s Vice President Mergers and Acquisitions. On May 19, 2006, Mr. Nelson left the Company.

(12)	Mr. Arney joined the Company as Chief Financial Officer on May 8, 2006.

(13)	Includes 627,314 vested options and 22,164 shares of common stock deferred pursuant to the Directors’ Option Plan.

(14)	Based solely upon a Schedule 13G for the period ended December 31, 2005, which provides information on ownership of securities. The principal address of SunTrust Banks, Inc. is: 303 Peachtree Street, Suite 1500, Atlanta, GA 30308.

The number of shares beneficially owned by each entity, person, current director or Named Executive Officer is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares which the individual has the right to acquire through the exercise of any stock option or other right, as of September 13, 2006. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, or dependent children within his or her household with respect to the shares set forth in the following table. Unless otherwise indicated, the address for all current executive officers and directors is c/o Click Commerce, Inc., 233 North Michigan Avenue, 22nd Floor, Chicago, Illinois 60601.

Section 16 (a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of more than 10% of the Common Shares (“Section 16 Reporting Persons”) to file with the SEC reports regarding their ownership and changes in ownership of the Common Shares. During the 2005 fiscal year, the Section 16 Reporting Persons filed such reports on a timely basis.

EXECUTIVE COMPENSATION

The following table sets forth certain compensation information with respect to services rendered to the Company by its Chief Executive Officer and its four other highest paid executive officers (collectively, the “Named Executive Officers”). All information set forth in this table reflects compensation earned by these individuals for services with the Company for the fiscal years ended December 31, 2005, 2004 and 2003.

Summary Compensation Table

					Long Term
					Compensation
					Securities
			Annual Compensation		Underlying	All Other
Name	Year		Salary ($)	Bonus ($)	Options (#)	Compensation ($)

Michael W. Ferro, Jr.	2005		286,458	—	50,000	41,534	(1)
Chairman and Chief Executive Officer	2004		274,512	206,284	150,000	24,415	(1)
	2003		233,077	68,750	400,000	107,965	(2)
Michael W. Nelson	2005		186,393	—	13,333	—
Vice President, Chief Financial Officer	2004		169,249	63,750	50,000	—
and Treasurer(3)	2003		175,231	—	30,000	5,688	(4)
Nancy J. Koenig	2005		170,000	74,236	13,333	—
Executive Vice President, Operations	2004		145,000	43,500	20,000	—
	2003	(5)	92,705	19,750	35,000	—
John M. Tuhey	2005	(6)	88,125	22,792	10,000	—
General Counsel and Secretary
Steven J. Cole	2005	(6)	72,159	32,472	10,000	—
Senior Vice President, Strategy and	2004		—	—	—	—
Product Management	2003	(6)	—	34,615	—	—

(1)	The cost of car and parking allowance and other personal living allowances included in Mr. Ferro’s employment contract, including primary tax record-keeping and preparation services reimbursed by the Company.

(2)	Includes the exercise of a non-qualified stock option resulting in compensation of $66,000 and the cost of car and parking allowance and other personal living allowances included in Mr. Ferro’s employment contract, including primary tax record-keeping and preparation services reimbursed by the Company.

(3)	Mr. Nelson served as the Company’s Chief Financial Officer until May 8, 2006. On May 8, 2006, David B. Arney was appointed as Chief Financial Officer of the Company. On May 19, 2006, Mr. Nelson left the Company. See “Employment Contracts, Termination of Employment and Change-In-Control Arrangements” in this Information Statement for additional information regarding the employment arrangement between the Company and Mr. Arney.

(4)	Resulting from the exercise of a non-qualified stock option.

(5)	Includes commissions earned under Company sales plan.

(6)	Mr. Tuhey was employed by the Company on March 17, 2005. Mr. Cole was employed by the Company on July 8, 2005.

Table of Option Grants in Last Fiscal Year

The following table sets forth all grants of options to acquire Common Shares granted to the Named Executive Officers for the fiscal year ended December 31, 2005.

			Percent of
	Number of		Total Options			Potential Realized Value
	Securities		Granted to			at Assumed Annual Rates
	Underlying		Employees	Price		of Stock Price Appreciation
	Options		in Fiscal	Exercise	Expiration	for Option Term(2)
Name	Granted		Year(1)	($/Share)	Date	5%	10%

Michael W. Ferro, Jr.	50,000	(3)	24.67%	17.28	5/10/2015	543,365	1,376,993
Michael W. Nelson	13,333	(3)	6.58%	17.28	5/10/2015	144,894	367,189
Nancy J. Koenig	13,333	(3)	6.58%	17.28	5/10/2015	144,894	367,189
Steven J. Cole	10,000	(4)	4.93%	18.33	8/18/2015	115,276	292,133
John M. Tuhey	10,000	(4)	4.93%	18.33	8/18/2015	115,276	292,133

(1)	All options were granted under the Employee Stock Option and Stock Award Plan under which a total of 286,666 stock options were awarded in 2005.

(2)	Potential realizable values are net of exercise price before taxes and are based on the assumption that the Common Shares appreciates at the annual rate shown compounded annually from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect the Company’s projections or estimates of future stock price growth. The Company’s management cautions stockholders and option holders that such increases in stock prices are based on speculative assumptions and should not inflate expectations of the future value of their holdings.

(3)	Options granted vested 100% on November 10, 2005.

(4)	Options granted vested 100% on December 30, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the aggregate option exercises of each of the Named Executive Officers during the 2005 fiscal year and their respective holdings of unexercised options as of December 31, 2005.

			Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised
	Acquired		Options at		In-the-money Options at
	on	Value	December 31, 2005(1)		December 31, 2005(1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Stephen J. Cole	—	—	10,000	—	26,900	—
Michael W. Ferro, Jr.	—	—	200,000	200,000	2,828,000	3,369,000
Nancy J. Koenig	—	—	45,833	20,000	240,100	336,900
Michael W. Nelson	—	—	92,768	39,166	1,329,044	628,522
John M. Tuhey	—	—	10,000	—	26,900	—

(1)	Values have been calculated based on the closing price of the Common Shares of $21.02 on December 30, 2005, the last day of trading for 2005 as reported on the Nasdaq Global Market.

Employment Contracts, Termination of Employment and Change-In-Control Arrangements

Michael W. Ferro, Jr.  The Company is a party to an amended and restated employment agreement with Michael W. Ferro, Jr., dated January 1, 2003. The initial term of the agreement lasted until December 31, 2005 and automatically renews each year thereafter unless cancelled with sixty (60) days advance notice of the anniversary date. Mr. Ferro received a grant of stock options to purchase an aggregate of 400,000 Common Shares under this employment agreement. Under the agreement, the Company is obligated to pay Mr. Ferro an annual salary of at least $300,000 plus annual discretionary bonuses. In the event Mr. Ferro’s employment is terminated for any reason other than death, disability or cause (as defined in the employment agreement), or Mr. Ferro resigns from the Company’s employ for good reason (as defined in the employment agreement), Mr. Ferro is entitled to (i) twenty-four months of severance payments each equal to one-twelfth of the sum of his annual salary and maximum annual bonus in effect for the year of termination and (ii) twenty-four months of coverage under the Company’s standard employee benefit policies, programs and plans that are provided generally to other senior executive officers, including (without limitation) health, dental, disability, deferred compensation, pension and profit-sharing policies, programs and plans (the “employee benefits”); provided, however, that if Mr. Ferro’s employment is terminated without cause, the foregoing payments and benefits shall terminate if Mr. Ferro materially violates certain restrictive covenants described below. Mr. Ferro has agreed to assign to the Company all inventions currently used by the Company and related to its business as currently conducted in the manner now used and all inventions conceived by Mr. Ferro during the term of this agreement to the extent that such inventions are related to the Company’s business. Mr. Ferro has agreed that for a period of two years following the cessation of his employment, he will not compete with the Company or solicit employees or customers from the Company, and for a period of five years following the cessation of his employment, he will not divulge confidential information about the Company. In addition, the employment agreement with Mr. Ferro provides for separate severance benefits in certain circumstances following a change in control. For purposes of the employment agreement, a change in control will occur at the completion of the Offer. Simultaneous with the closing of a change in control of the Company, the Company is obligated to pay to Mr. Ferro a lump sum payment equal to the sum of (i) the maximum annual bonus for the calendar year of termination, (ii) two times the sum of the annual salary and maximum annual bonus for the year of termination, and (iii) the aggregate cumulative value of the employee benefits pursuant to the terms and conditions of the applicable policies, programs and plans and certain additional benefits (including club memberships, automobile insurance, additional life and disability insurance, stock options, legal, accounting and tax preparation benefits and office and administrative support) that the Company would have provided to Mr. Ferro for the following twenty-four months. Upon Mr. Ferro’s receipt of the lump sum required by the preceding sentence, Mr. Ferro shall thereafter be entitled only to the payment of any accrued but unpaid annual salary and vacation pay through the effective date of termination, any accrued but unpaid annual incentive bonus relating to the calendar year prior to the year of termination, and the employee benefits and additional benefits payable to Mr. Ferro pursuant to the employment agreement, accrued up to and including the date on which his employment is so terminated.

Michael W. Nelson.  The Company was party to an employment agreement with Michael W. Nelson, dated August 7, 2002, which expired on December 31, 2004, but had certain terms that operated after the expiration date of that agreement. Those terms were: (i) a provision that requires Mr. Nelson to repay Company reimbursed education expenses received during the term of his employment agreement if his employment terminated for any reason within two years following the completion of his education; (ii) a provision that prohibits Mr. Nelson from competing with the Company for a period of two years following the cessation of his employment; (iii) a provision that prohibits Mr. Nelson from soliciting employees or customers from the Company for a period of two years following the cessation of his employment; and (iv) a provision that prohibits Mr. Nelson from divulging confidential information about the Company for a period of five years following the cessation of his employment. On May 8, 2006, Mr. Nelson resigned as Chief Financial Officer, but he remained as the Company’s Vice President — Mergers and Acquisitions. On May 19, 2006, Mr. Nelson left the employ of the Company in all capacities.

David B. Arney.  Pursuant to the terms of the Offer Letter of Employment, dated May 8, 2006 (the “Offer Letter”), Mr. Arney is entitled receive a $200,000 annual salary. He also received an award of 40,000 stock options, vesting over a three year period in equal installments. The stock option award was made pursuant to the Click Commerce, Inc. Stock Option and Stock Award Plan. Mr. Arney is entitled to participate in the Company’s annual bonus plan, and he is eligible to receive up to 50% of his base salary, subject to the Company’s performance and his individual performance. Mr. Arney is eligible to receive medical, dental and vision insurance; $50,000 of life insurance, short-term insurance and long-term disability insurance; and three weeks of vacation each calendar year. Mr. Arney is also eligible to participate in the Company’s 401(k) program. As Chief Financial Officer of the

Company, Mr. Arney is entitled to receive 12 months of salary and health benefits for 12 months following an involuntary termination without cause.

Nancy J. Koenig.  Ms. Koenig has an employment arrangement with the Company. Her base salary is $200,000. Ms. Koenig is also eligible to participate in the Company’s 2005 Annual Bonus Plan. As an Executive Vice President of the Company, Ms. Koenig is also eligible to receive (i) a health club membership, (ii) an annual education allowance of $10,000, (iii) reimbursement of up to $3,000 for certain expenses related to tax, accounting and legal fees and (iv) certain additional perquisites made available to executive officers of the Company. She is also entitled to receive 12 months of salary and health benefits for 12 months following an involuntary termination without cause.

Steven J. Cole.  Mr. Cole has an employment arrangement with the Company. As a Senior Vice President of the Company, Mr. Cole is entitled to receive six months of salary and health benefits for 6 months following an involuntary termination without cause.

John M. Tuhey.  Mr. Tuhey has an employment arrangement with the Company. His base salary was increased on May 18, 2006 to $140,000. As a Vice President of the Company, Mr. Tuhey is also entitled to receive up to three months of his salary following an involuntary termination without cause.

Pursuant to the Click Commerce Inc. Stock Option and Stock Award Plan (the “Plan”), options granted under the Plan shall be immediately exercisable in the event of a Change in Control. A “Change in Control” shall occur when, (A) a person, entity or group other than an individual who is a stockholder of the Company as of the date of the Company’s initial public offering (“Existing Stockholders”) acquires beneficial ownership of 35% of the outstanding shares entitled to vote in elections of directors, or (B) the Company consummates a merger or consolidation, or a sale or disposition of all or substantially all of its assets, other than with or to an affiliated company. An “affiliated company” means a company with respect to which the majority of the total members of its Board were selected by persons or entities who are Existing Stockholders.

AUDIT COMMITTEE REPORT

On April 20, 2005, the Audit Committee of the Board of Directors of Click Commerce, Inc. (the Company) engaged the firm of BDO Seidman, LLP (BDO) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2005.

The Audit Committee has reviewed the quality and integrity of the Company’s audited consolidated financial statements, its compliance with legal and regulatory requirements, the qualification and independence of its independent accountants, the performance of its independent accountants and significant financial matters. The Audit Committee has also discussed such financial statements with management and with BDO Seidman, LLP, the Company’s independent auditors during the 2005 fiscal year. The Audit Committee has discussed with BDO Seidman, LLP, the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards AU §380).

The Audit Committee also received from BDO Seidman, LLP the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with BDO Seidman, LLP that firm’s independence.

The Audit Committee continued to monitor the scope and adequacy of the Company’s program to enhance internal audit program, including proposals for adequate staffing and to strengthen internal procedures and controls, where and when appropriate.

In performing all of these functions, the Audit Committee acts in an oversight capacity. The Audit Committee reviews the Company’s quarterly and annual reports on Form 10-Q and Form 10-K prior to the filing of such reports with the SEC. In its oversight role, the Audit Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements, and other reports, and of the independent auditors, who are engaged to audit and report on the consolidated financial statements of the Company and subsidiaries, management’s assessment of the effectiveness of the Company’s internal control over financial reporting, and the effectiveness of the Company’s internal control over financial reporting.

In reliance on these reviews and discussions, and the reports of the independent auditors, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the SEC.

Submitted by the Audit Committee
of the Board of Directors

Neele E. Stearns (Chairperson)
William J. Devers, Jr.
John F. Sandner
June E. Drewry

COMPENSATION COMMITTEE REPORT

The Company’s executive compensation program is administered by the Compensation Committee. The Compensation Committee is responsible for reviewing, approving and reporting to the Board on all elements of compensation for the elected corporate officers. The Committee is also responsible for administering the Company’s stock option plan as well as the Company’s annual incentive plan. The Compensation Committee has furnished the following report on executive compensation for fiscal year 2005.

General Compensation Philosophy

The goal of the executive compensation program is to provide a total compensation package composed of (i) base salary; (ii) annual incentives; (iii) equity incentives; and (iv) benefits. The total package is designed to attract and retain officers, motivate them to contribute to the Company’s success and reward them for their performance. The compensation program is also intended to link each executive officer’s compensation to the performance of both the Company and the individual executive officer. The Compensation Committee will apply these principles to determine annual compensation for the executive officers of the Company.

Base Salary

The Committee recognizes the importance of maintaining compensation practices and levels of compensation competitive with other leading high technology companies with which we compete for personnel. Base salary represents the fixed component of the executive compensation program. Base salary levels are established based on reviews of published executive salary levels at high technology companies with comparable revenues and on the basis of individual performance and are set forth in a pre-determined matrix. Periodic increases in base salary, which are within the matrix, are the result of individual contributions evaluated against established annual and long-term performance objectives and an annual salary survey of high technology companies with comparable revenues. In determining future base salaries and for new executive officers, both quantitative and qualitative factors relating to corporate and individual performance have and will be examined. In many instances, qualitative factors will involve a subjective assessment by the Compensation Committee.

Annual Incentives

The Company maintains an annual cash incentive bonus program to reward executive officers and other key employees for attaining performance goals. These goals are based on company-wide earnings per share targets.

Equity Incentives

In 2005, the Company granted options to purchase common stock, which in the aggregate represented rights to purchase 96,666 shares of common stock to executive officers under the Company’s stock option plans. The Company determines the number of options granted to executive officers by evaluating each officer’s job responsibilities, past performance, expected future contributions, existing stock and unvested option holdings and potential reward to the executive officer if the stock price appreciates in the public market. Option and restricted stock grants may also be made to new executive officers upon commencement of employment and, on occasion, to executive officers in connection with a significant change in job responsibility. The Company believes that these stock option and restricted stock grants will more closely align the long-term interests of senior management with those of the Company’s stockholders and assist in retention of key executives.

The Company has reduced the number of stock options granted to its executive management team. An Employee Stock Purchase Plan was approved in 2005 as a means to offset the reduction of stock option grants. The Committee strongly believes that a primary goal of the compensation program should be to provide key employees who have significant responsibility for our management, growth and future success with an opportunity to increase their ownership of Click Commerce.

Benefits

In 2005, the Company offered benefits to its executive officers that were substantially similar to those offered to all of the employees of the Company. These benefits included a 401(k) plan; medical and dental insurance; and life and disability insurance.

Compensation of the Chief Executive Officer

In 2005, Michael W. Ferro, Jr. served as the Company’s Chief Executive Officer. In determining Mr. Ferro’s compensation for fiscal year 2005, the Compensation Committee considered a number of factors including, among things, the compensation of other executive officers of the Company. The Compensation Committee decided to award Mr. Ferro a salary at the annual rate of $300,000 for fiscal year 2005, and to award him options to purchase 50,000 shares of the Company’s common stock. Pursuant to his employment agreement, Mr. Ferro is eligible to earn an annual cash bonus equal to 100% of his annual salary subject to the achievement of certain financial goals and specified organizational and personal management objectives. Mr. Ferro recommended that, in light of his other compensation received and the value of his equity position in the Company, he not receive a discretionary cash bonus for 2005. The Compensation Committee accepted this recommendation, and accordingly no cash bonus was awarded to Mr. Ferro for 2005.

Summary

The Committee believes that the compensation of our executives is appropriate and competitive with the compensation programs provided by other software companies with which we compete for executives and employees. The Committee believes its compensation strategy, principles and practices result in a compensation program tied to stockholder returns and linked to the achievement of our annual and longer-term financial and operational results on behalf of our stockholders.

Submitted by the Compensation Committee
of the Board of Directors

Emmanuel A. Kampouris (Chairperson)
Samuel K. Skinner
Andrew J. McKenna

Stock Price Performance Graph

The graph below shows the cumulative total stockholder return assuming an investment of $100 (and the reinvestment of any dividends, if any, thereafter) beginning on December 31, 2000, the first trading day of the Company’s Common Stock and ending on December 31, 2005, in each of the Company’s Common Stock, the NASDAQ Composite Index, and the Standard and Poor’s (“S&P”) Computer Software and Services Index. The Company’s Common Stock price performance shown in the following graph is not indicative of future stock price performance.

The actual returns shown on the graph above are as follows:

	Value of Investment on 12/31
	2000	2001	2002	2003	2004	2005

Click Commerce, Inc	$100.00	$15.14	$1.94	$12.77	$40.07	$52.41
NASDAQ Composite Index	100.00	$78.95	$54.06	$81.09	$88.06	$89.27
S&P Software & Services Index	100.00	$101.25	$71.46	$87.30	$96.48	$94.50